VIA EDGAR
June 18, 2010
Mr. H. Roger Schwall
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4628
100 F Street, N.E.
Washington, D.C. 20549-4628
Re:	Endeavour International Corporation Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 16, 2010

Schedule 14A Filed April 20, 2010

Form 10-Q for the Fiscal Quarter Ended March 31, 2010 Filed May 7, 2010 File No. 001-32212
Dear Mr. Schwall:
Enclosed please find the responses of Endeavour International Corporation to the comments received on June 1, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above referenced Annual Report on Form 10-K (the “2009 Form 10-K”), Proxy Statement on Schedule 14A and Quarterly Report on Form 10-Q.
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.
Form 10-K for the Fiscal Year Ended December 31, 2009
General
1. We direct your attention to Item 601(b)(10) of Regulation S-K. Please confirm that all material contracts have been filed. We note, in particular, that it does not appear that some of the agreements with your customers from whom you derive 10 percent or more of your sales have been filed. If you do not believe that such contracts fall within the purview of Item 601(b)(10), please explain why.
On the Quest for Energy
Endeavour International Corporation  1000 Main Street, Suite 3300, Houston, Texas 77002  713-307-8700  www.endeavourcorp.com

June 18, 2010

Response:
We believe we have filed all material contracts. There are separate contracts with three customers that each represented more than 10% of revenue for the year ending December 31, 2009. Each of these contracts sell our produced commodities to the purchaser based on indexed market prices. We do not deem these contracts to be material within the meaning of Item 601(b)(10) of Regulation S-K because these contracts were entered into in the ordinary course of our business, and our business is not substantially dependent upon the continuation of any particular contract. In particular, each of these contracts is relatively standard for the industry in which we operate (hydrocarbon sales contracts) and there are a number of additional counterparties that we strongly expect would be available and willing to purchase our produced hydrocarbons in the event any of these ordinary course contracts were to be terminated or cease.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39
Overview, page 39
2. We note your statement that, “[yo]ur North Sea activities and assets represented the majority of our activity in 2007 and 2008,” without disclosure regarding the majority of your activity in 2009. Please revise to include disclosure regarding your activities in 2009.
Response:
     We will revise the disclosure in our 2009 Form 10-K to the following:
Our North Sea activities and assets represented the majority of our activity in 2007 and 2008. During 2009, our North Sea assets continued to represent the primary focus of our activities but we also pursued activity in the U.S. and sold our Norwegian assets and operations. Our major North Sea development projects — Bacchus, Columbus, Cygnus and Rochelle — continued to move toward development throughout the year with appraisal wells drilled at Cygnus and Rochelle in early 2009. Further appraisal drilling is planned for 2010 at Cygnus. In the U.S., we expanded our operations primarily by completing acquisitions of exploration acreage and producing properties in 2009 and anticipate expanded U.S. exploration and development programs in 2010.
3. Further, we note disclosure regarding revenue growth in 2008 as a result of the climb in oil prices without corresponding disclosure regarding revenue changes in 2009 as a
On the Quest for Energy
Endeavour International Corporation  1001 Fannin Street, Suite 1600, Houston, Texas 77002  713-307-8700  www.endeavourcorp.com

June 18, 2010

result of changes in oil and gas prices. Please revise to address the change in revenues for 2009.
Response:
     We will revise our 2009 Form 10-K to include the following disclosure:
Our revenues for the year ended December 31, 2009 decreased as compared to the prior year primarily as a result of lower commodity prices and lower production volumes from our producing assets. Our realized price per BOE, after derivatives, decreased from $71.70 per BOE in 2008 to $64.15 per BOE in 2009 largely as a result of lower gas prices in the U.K. Our realized price per BOE, after derivatives, increased 25% from 2007 to 2008 largely as a result of oil prices climbing to record levels in the summer of 2008 and gas prices in our markets improving. This substantial increase in prices in the first half of 2008 helped revenue grow from $135.9 million in 2007 to $170.8 million in 2008, however, the subsequent decrease in commodity prices and normal declines in our production during 2009 led to a material reduction in our revenues to $62.3 million for the year. In addition, we had revenues from our Norwegian assets included in discontinued operations of $17.6 million, $89.7 million and $40.2 million for the year ended December 31, 2009, 2008 and 2007, respectively. We sold our Norwegian assets in May 2009.
4. Please provide the basis for the statement regarding “the substantial growth in revenues” given that revenues decreased by approximately 36 percent from 2008 to 2009 and approximately 46 percent from 2007 to 2009.
Response:
We will revise our 2009 Form 10-K to include the following disclosure:
Net income can be significantly affected by various non-cash items, such as unrealized gains and losses on our commodity derivatives, currency impact of long-term liabilities and deferred taxes.
Results of Operations, page 40
5. We note your statement that “[yo]ur revenues have increased significantly since 2006” Please provide the basis for the statement given that revenues in 2009 were approximately 13% higher than in 2006 and have decreased by approximately 36 percent from 2008 to 2009 and approximately 46 percent from 2007 to 2009.
On the Quest for Energy
Endeavour International Corporation  1001 Fannin Street, Suite 1600, Houston, Texas 77002  713-307-8700  www.endeavourcorp.com

June 18, 2010

Response:
     We will revise our 2009 Form 10-K to include the following disclosure:
Our revenues and sales volumes have fluctuated significantly since 2006 primarily due to the following:
•	Our Enoch field began first production in mid 2007 and each of 2009 and 2008 reflect a full year’s contribution of this asset.

•	U.S. production reflects the results of our successful drilling of the Garwood well at the end of 2008 and the purchase of producing assets in October 2009.

•	In the first quarter of 2009, we suspended production at the IVRRH, Renee and Rubie fields due to high operating costs.

•	Natural production declines at certain of our fields have not been offset by infield drilling resulting in production decreases at certain fields, particularly in 2009 at our largest gas field — Goldeneye.

•	There was an increase in gas production from our discontinued operations at the end of 2007 with the completion of a gas project at the Njord field in Norway during the fourth quarter of 2007.

•	Extreme volatility in commodity prices over the last three years as discussed above.

•	Sale of our discontinued operations in Norway in May 2009.
6. Please provide disclosure of any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations that might explain your net loss in 2009 as compared to your net income in 2008. In particular, we note that your discussion regarding your revenues reflect changes in revenues in 2009 compared to 2006 and not 2008. In addition, your revenue disclosure is presented solely in tabular format without a discussion as to the specific reasons revenues were lower in 2009 than in 2008.
Response:
There were no unusual or infrequent events or transactions that materially affected the amount of reported income from continuing operations in 2009 or 2008. As discussed in the second full paragraph on page 40 of our 2009 Form 10-K, our net income (loss) reflects significant unrealized gains (losses) on the mark-to-market of derivatives. In 2008, we had realized gains on the mark-to-market of derivatives of $76.7 million and income from continuing operations of $25.9 million. In 2009, we had realized losses on the mark-to-market of derivatives of $55.6 million and loss from continuing operations of $41.0 million. Most of the unrealized gains and losses on derivatives are in tax jurisdictions with a 50 percent tax rate. The after-tax impact of unrealized gains and losses on derivatives are responsible for a significant portion of the change in our income
On the Quest for Energy
Endeavour International Corporation  1001 Fannin Street, Suite 1600, Houston, Texas 77002  713-307-8700  www.endeavourcorp.com

June 18, 2010

from continuing operations from 2008 to 2009. We have further disclosures regarding our derivatives on pages 43 and 61 of our 2009 Form 10-K. We also disclose the after-tax effect of our unrealized gains and losses on derivatives on page 51 of our 2009 Form 10-K. As described in our responses to questions 3, 4 and 5 of the Commission’s comment letter, we have revised the 2009 Form 10-K to address the changes in revenues from 2008 to 2009 and the particular reasons why. We will revise our 2009 Form 10-K to include the following:
Net loss to common stockholders was $62.2 million for 2009, representing $(0.48) per diluted share and reflecting a gain on the sale of our discontinued operations, an impairment of oil and gas properties, significant unrealized losses on the mark-to-market of commodity derivatives and a non-cash preferred stock dividend upon the valuation of the redemption and modification of a portion of our Series C Preferred Stock. Net income to common stockholders was $45.7 million for 2008, or $0.32 per diluted share, reflecting an impairment of oil and gas properties and significant unrealized gains on the mark-to market of commodity derivatives. Net loss to common stockholders for 2007 was $60.3 million, or $0.49 per share, reflecting the significant unrealized loss on the mark-to-market of commodity derivatives.
7. We note in the table on page 42 you provided the total production information that is required by Item 1204(a) of regulation S-K for each of your reported geographical areas. Please expand these disclosures to also provide production information by final product sold, of oil, gas and other products. Additionally, please provide similar information for each field that contains 15% or more of your total proved reserves, or explain to us why you concluded that the information for each significant field was not required.
Response:
The table on page 42 of our 2009 Form 10-K presents final product sold by geographic area for the periods presented. No producing field represents more than 15% of our total proved reserves during 2009 or 2008. The fields that represent more than 15% of our proved reserves for these years are our development projects in the U.K. The reserves for each of these development projects are included in the discussion of each project on page 3 of our 2009 Form 10-K. We will revise our 2009 Form 10-K to include the following disclosure:
None of our current producing fields represent more than 15% of our total proved reserves during 2009 or 2008. However, certain of our non-producing North Sea development assets — the Rochelle, Cygnus and Columbus fields — each represent more than 15% of our proved reserves during these years. As these fields do not have any current sales or
On the Quest for Energy
Endeavour International Corporation  1001 Fannin Street, Suite 1600, Houston, Texas 77002  713-307-8700  www.endeavourcorp.com

June 18, 2010

production, they have not been separately identified in the table below. See “Business — Our Areas of Operation — North Sea.”
During 2007, two producing fields each represented more than 15% of reserves — Goldeneye and Njord. The Goldeneye field in the U.K. had sales volumes of 1,677 MBOE. Goldeneye is predominately a gas field and represented 8.3 MMcf of our 8.9 MMcf of gas sales and 297 MBOE of liquids sales. As our development projects have added additional reserves to our total proved reserves base, Goldeneye’s percentage of our total proved reserves decreased in 2009 and 2008, although it remains the primary source of our gas sales. During 2007, the Njord field had sales volumes of 199 MBOE, consisting of 188 MBOE and 61 MMcf. The Njord field was part of our discontinued operations that were sold in 2009.
Liquidity and Financial Resources, page 52
8. In the penultimate paragraph on page 53, in your discussion of the Junior and Senior Bank Facilities, you make reference to “probable” reserves. However, there does not appear to be any further explanation as to what these are or why you do not report them with your proved reserve disclosures. We also note “probable” reserves are now part of your Junior Facility financial covenants. Accordingly, please expand your disclosure to more fully explain what “probable” reserves are, and why you exclude them from your reserves but include them in your financial covenant calculations.
Response:
We and our independent reserve engineers utilize standards and definitions promulgated by the Society of Petroleum Engineers in determining our reserves, both proved and probable. Probable reserves are reserves that are less likely to be recovered than proved reserves. It is equally likely that remaining quantities recovered will be greater than or less than the estimated probable reserve quantity.
As is typical for oil and gas companies, both our junior and senior bank facilities are guaranteed by certain of our oil and gas assets. The lenders under our bank facilities have the right to independently determine the value of our oil and gas assets using methods other than those accepted by the Commission. For example, the commodity pricing used by the lenders in determining the value that the lenders attribute to our reserves may not agree with the pricing definitions used or accepted by the Commission for calculating proved reserves at year-end. We will revise our 2009 Form 10-K to include the following:
Our senior bank facility is secured by certain of our oil and gas assets. In determining the value of our reserves for purposes of setting the borrowing base and making covenant compliance calculations under our senior bank facility, the lenders have the right to make an independent
On the Quest for Energy
Endeavour International Corporation  1001 Fannin Street, Suite 1600, Houston, Texas 77002  713-307-8700  www.endeavourcorp.com

June 18, 2010

determination of our reserves. The standards and definitions used by the lenders in these determinations may not be the same as those promulgated under the Society of Petroleum Engineers or by the SEC. As of December 31, 2009, we were in compliance with all covenants under our senior bank facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Financial Resources.”
Critical Accounting Policies and Estimates, page 55
Dismantlement, Restoration and Environmental Costs, page 59
9. We note that in your earlier risk disclosure entitled, “The cost of decommissioning is uncertain,” on page 25, you state: “To date, the industry has little experience of removing oil and gas structures from the North Sea. Few of the structures in the North Sea have been removed...Because experience is limited, we cannot precisely predict the costs of any future decommissions for which we might become obligated.” However, it is unclear whether you have recorded any asset retirement obligation for your activities in the North Sea. Accordingly, please confirm to us whether you have recorded an obligation related to your North Sea activities and, if so, at what amount, and revise your corresponding critical accounting policy disclosure to address all material estimates and assumptions you applied in establishing such obligation.
Response:
We confirm that we have recorded asset retirement obligations for our activities in the North Sea in accordance with FASB ASC Topic 410-20-25, 410-20-30 and 410-20-35. Our asset retirement obligations are nearly all related to our North Sea operations, with North Sea operations accounting for $47.2 million of the total $47.4 million in asset retirement obligations as of December 31, 2009. Our U.S. operations are all onshore fields with little retirement obligations.
Our critical accounting policies and estimates disclosure on pages 55 through 60 of our 2009 Form 10-K includes disclosure of the estimates applied in establishing asset retirement obligations.
We will revise our 2009 Form 10-K to include the following additional disclosure:
Our asset retirement obligations are substantially all related to our North Sea operations, with North Sea-related obligations accounting for $47.2 million of the total $47.4 million in asset retirement obligations.
On the Quest for Energy
Endeavour International Corporation  1001 Fannin Street, Suite 1600, Houston, Texas 77002  713-307-8700  www.endeavourcorp.com

June 18, 2010

Balance Sheets, page 63
10. Please include the amount of oil and gas property costs not subject to amortization, for each year presented, on the face of the balance sheets, or tell us why you believe this disclosure is not required. Refer to Rule 4-10(c)(7)(ii) of Regulation S-X, for further guidance.
Response:
We will revise our 2009 Form 10-K to include the amount of oil and gas property costs not subject to amortization on the face of the balance sheet.
Statement of Cash Flows, page 66
11. We note in your “Adjustments to reconcile net income (loss) to net cash provided by operating activities” that you included a positive adjustment of $16.8 million labeled as “Other.” As this amount represents 30.2% of your total operating cash provided in 2009, with a view towards expanded disclosure, please tell us what significant components are included in this amount.
Response:
The $16.8 million labeled as “Other” includes the following, each of which is less than 10% of net cash provided by operating activities, (amounts in thousands):

Amortization of stock based compensation	$3,163
Amortization of deferred financing costs	4,963
Non-cash interest expense	5,464
Unrealized foreign currency losses	4,855
Other	(1,610)

$16,835

Notes to Financial Statements, page 69
Note 2 — Summary of Significant Accounting Policies, page 69
Principles of Consolidation, page 69
12. We note that you recently entered into several joint ventures, associated with your unconventional onshore resource shale plays. However, it is unclear from your consolidation policy how you account for such joint ventures in your consolidated financial results. Accordingly, in future filings, please expand your consolidation policy
On the Quest for Energy
Endeavour International Corporation  1000 Main Street, Suite 3300, Houston, Texas 77002  713-307-8700  www.endeavourcorp.com

June 18, 2010

disclosure to clarify your accounting methodology corresponding to your joint venture investments.
Response:
Our use of the term “joint venture” is not intended to describe an accounting relationship, but strategic agreements we have entered into in which we hold a non-operated interest in oil and gas assets. All of our oil and gas assets are undivided mineral rights and are recorded at our working interest for such asset.
In future filings, we will add disclosure to clarify that we use the term “joint venture” to describe such strategic agreements.
Adoption of New Accounting Standards, page 76
13. We note the disclosure of your adoption of the Oil and Gas Modernization standard. Please expand your disclosure to also address the effect of initially applying this standard, or state that such effect was not significant or not practicable to estimate, if true. Please refer to FASB ASC Topic 932-10-65- 1(d), for additional guidance.
Response:
The adoption of the Oil and Gas Modernization standard did not have a significant effect on our financial results. We will revise our 2009 Form 10-K to include this additional disclosure as follows:
On December 31, 2009, we adopted the following new standard that did not have a material effect on our results of operations or financial position:
•	Oil and gas modernization — Revised oil and gas reserve estimation and disclosure requirements. The accounting standards update revised the definition of proved oil and gas reserves to require that the average, first-day-of-the-month price during the 12-month period before the end of the year rather than the year-end price, must be used when estimating whether reserve quantities are economical to produce and when calculating the aggregate amount of (and changes in) future cash inflows related to the standardized measure of discounted future net cash flows.
Note 5 — Property and Equipment, page 76
14. Please expand your disclosure to present the amortization expense for each cost center for each year presented, or tell us why you believe such disclosure is not required. Refer to Rule 4-10(c)(7)(i) of Regulation S-X, for additional guidance.
On the Quest for Energy
Endeavour International Corporation  1001 Fannin Street, Suite 1600, Houston, Texas 77002  713-307-8700  www.endeavourcorp.com

June 18, 2010

Response:
Amortization expense for each cost center for each year presented is included on page 115 of our 2009 Form 10-K.
Note 6 — Goodwill, page 80
15. The amount of goodwill for 2008 does not mathematically agree with the corresponding amount presented on the balance sheet. Accordingly, please revise your disclosure to eliminate this inconsistency, or explain to us why no revision is necessary.
Response:
As discussed in Note 3 on page 77 of our 2009 Form 10-K, we allocated $68 million of goodwill to our discontinued operations. The reconciliation of changes in goodwill on page 80 of our 2009 Form 10-K reflects goodwill for both continuing and discontinued operations. When the discontinued operations were sold in 2009, the $68 million of goodwill allocated to discontinued operations is reflected as a reduction in total goodwill.
Note 9 — Debt Obligations, page 83
16. We note you are subject to various financial covenants under your senior bank facility, and describe the corresponding financial covenant requirements. Please confirm to us that you were in compliance with each of the financial covenants described, as of December 31, 2009, and as of March 31, 2010, for both your senior and junior bank facilities. Additionally, please tell us whether you are at near risk of violating any of the restrictive covenants and, if so, which covenants and how much “cushion” remains before a violation might occur.
Response:
We hereby confirm that we were in compliance with all financial covenants as of December 31, 2009 and March 31, 2010 for both our senior and junior bank facilities. Our restrictive financial covenants are based on financial results as of June 30th and December 31st each year. We will revise our 2009 Form 10-K to include the following disclosure:
We were in compliance with all financial and restrictive covenants of our debt obligations as of December 31, 2009 and 2008.
The senior bank facility contains customary covenants, which, among other things, limit our ability to incur indebtedness, pledge our assets and dispose of our assets. In addition, the senior bank facility contains various financial and
On the Quest for Energy
Endeavour International Corporation  1001 Fannin Street, Suite 1600, Houston, Texas 77002  713-307-8700  www.endeavourcorp.com

June 18, 2010

technical covenants, based on our financial results as of June 30th and December 31st each year, including:
•	a maximum consolidated net debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) ratio of 3.0:1; and

•	a minimum current assets to current liabilities ratio of 1.1:1.
In addition, while not a financial covenant, the senior bank facility utilizes the following ratios, among other things, to compare asset values, as determined by the lenders, to the maximum borrowing base capacity:
•	a minimum debt coverage ratio of 1.2:1 for the initial tranche and 1.15:1 for the second tranche;

•	a minimum field life net present value (“NPV”) to loans outstanding coverage ratio of 1.5:1 for the initial tranche, and 1.3:1 for the second tranche; and

•	a minimum loan life NPV to loans outstanding coverage ratio of 1.3:1 for the initial tranche, and 1.2:1 for the second tranche.
We have continually paid down the senior bank facility to remain with these calculated borrowing ratios. As discussed in Note 23, we are currently in discussions with several parties concerning refinancing and expanding the size of our credit facilities and expect to complete these activities during mid 2010.
In addition, we will also revise our 2009 Form 10-K to include in following disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Financial Resources”:
As more fully described in Note 9 to our audited consolidated financial statements, our bank facilities contain certain financial ratio covenants. We were in compliance with all financial and restrictive covenants of our debt obligations as of December 31, 2009 and 2008. With the junior facility and senior bank facility, we will have $65 million in debt due in the first quarter of 2011, based on outstanding balances at February 28, 2010. During 2010, we plan to utilize our existing U.K. oil and gas assets, as well as our growing U.S. reserve base, as a basis for refinancing and expanding the size of our credit facilities. We are currently in discussions with several parties concerning this process. There can be no guarantee that we can complete any refinancing or remain in compliance with financial covenants in which case a waiver from our lenders would be required.
We strive to synchronize our capital expenditures with our cash flow. However, we believe our existing U.K. reserves are of significant value and together with our U.S. assets can be used as support for increased financial resources when necessary to fund our on-going activities or refinance indebtedness. We continually monitor the capital markets to evaluate the most appropriate actions to fund our activities.
On the Quest for Energy
Endeavour International Corporation  1001 Fannin Street, Suite 1600, Houston, Texas 77002  713-307-8700  www.endeavourcorp.com

June 18, 2010

Note 11 — Equity, page 87
Convertible Preferred Stock, page 89
17. We note that you adjusted the conversion price of your Series C Preferred Stock to $1.25 per share in connection with the redemption and modification of the Series C Preferred Stock in November 2009. We also note that you recorded the modified Series C Preferred Stock at fair value, as it appears that you determined that the original Series C Preferred Stock had been settled (or extinguished) and the modified preferred stock represented a new issuance. If this is correct, please explain how you evaluated the Series C Preferred Stock, as amended in November 2009, to determine whether it included a beneficial conversion option in accordance with FASB ASC Topic 470-20-25. Please explain how you evaluated whether the modified (or new) Series C Preferred Stock issued in November 2009 represented a new commitment date for purposes of determining the fair value of your common stock to be used to measure the intrinsic value of the embedded conversion option. If you determined that you were not required to evaluate whether the instrument contained a beneficial conversion option because the conversion option represented a derivative, please provide that analysis to us.
Response:
We confirm that we recorded the modified Series C Preferred Stock at fair value as we determined that the original Series C Preferred Stock had been extinguished and the modified preferred stock represented a new issuance. We also evaluated the modified Series C Preferred Stock to determine whether it included a beneficial conversion option. In the modification and redemption, $75 million of the $125 million of outstanding face value of the Series C Preferred Stock was redeemed, the conversion price was reduced from $2.50 per share to $1.25 per share, the dividend rate was reduced by approximately half and certain anti-dilution provisions were eliminated.
Upon the closing of the redemption and modification of the Series C Preferred Stock, Endeavour’s common stock closed at $0.97 per share. As the common stock was trading at a value below the new conversion price of $1.25 per share, there was no beneficial conversion feature.
Under the guidance of FASB ASC Topic 470-20-30-10, a commitment date is the date when an agreement has been reached that meets the definition of a firm commitment. FASB ASC Topic 470-20-20 defines a firm commitment as an agreement that is binding, legally enforceable and specifies all of the significant terms. Upon closing of the redemption and modification of the Series C Preferred Stock, all significant terms were known and the agreement was binding and legally enforceable.
On the Quest for Energy
Endeavour International Corporation  1001 Fannin Street, Suite 1600, Houston, Texas 77002  713-307-8700  www.endeavourcorp.com

June 18, 2010

Note 12 — Income Taxes, page 91
18. Please provide all of the disclosures required by FASB ASC Topic 740-10-50-15 and 740-10-50-19, or tell us why you believe such disclosures are unnecessary.
Response:
At December 31, 2009, we have no unrecognized tax benefits that require disclosure under FASB ASC Topic 740-10-50-15. As discussed in the second full paragraph on page 95 of our 2009 Form 10-K, we had a $1.7 million liability for unrecognized tax benefits at December 31, 2007 that expired in 2008. We do not have any material amounts of interest or penalties. If we do incur material interest or penalties, we will include the disclosures required by FASB ASC Topic 740-10-50-15 and 740-10-50-19. We will revise our 2009 Form 10-K to include the following disclosure.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Year Ended December 31,
	2009	2008	2007

Balance at the beginning of the year	$—	$1,727	$—
Increase (decrease) in unrecognized tax benefits from current period tax position	—	(1,727)	1,727

Balance at the end of the year	$—	$—	$1,727

Note 23 — Subsequent Events, page 110
Asset Acquisitions, page 110
19. Please specifically disclose the factual basis for, and the context of, the statement you make regarding an” unproven, but highly prospective new multi-target gas shale play in Alabama....”
     We will revise our 2009 Form 10-K as follows:
We also acquired 50 percent of Hillwood Energy Alabama LP’s position in its exploratory gas shale play in Alabama with an initial net investment of approximately $8.0 million.
On the Quest for Energy
Endeavour International Corporation  1001 Fannin Street, Suite 1600, Houston, Texas 77002  713-307-8700  www.endeavourcorp.com

June 18, 2010

Note 24 — Supplemental Oil and Gas Disclosures (Unaudited), page 113
Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities, page 114
20. We note in your 2009 tabular presentation of “Total costs incurred” that two of the line items under “Acquisition costs” are labeled as “Proved.” Please revise your disclosure to combine these lines, if each represents proved acquisition costs, or re-label the line items to properly characterize the nature of each cost incurred.
The second line under “Acquisition costs” represents unproved acquisition costs. We will revise our 2009 Form 10-K to change the caption accordingly.
Standardized Measure of Discounted Future Net Cash Flows, page 119
21. In the second paragraph of your disclosure, you state, “Estimates of future cash inflows are based on prices at year end.” However, such methodology does not appear to comply with FASB ASC Topic 932-235-50-31a, for your 2009 calculations. Additionally, the disclosure here appears to be inconsistent with your corresponding disclosure on page 116, pertaining to the pricing methodology you describe as being used. Please confirm to us the pricing methodology you used in determining your standardized measure of discounted future net cash flows for 2009 and, if necessary, revise any corresponding disclosures and calculations.
Response:
The pricing used in determining our standardized measure of discounted future net cash flows for 2009 corresponds to the disclosure on page 116 of our 2009 Form 10-K and complies with the FASB and SEC standards. Our 2009 calculations were based on the guidance in FASB ASC Topic 932-235-50-31a.
The disclosure on page 119 of our 2009 Form 10-K that future cash inflows were based on prices at year end was intended to convey that prices were not escalated unless provided for fixed and determinable amounts under provision in contracts. We will revise the disclosure in the 2009 Form 10-K to clarify that such pricing complies with FASB ASC Topic 932-235-50-31a as follows:
Future cash inflows and future production and development costs are determined by applying average 12-month pricing for 2009 and year-end prices for 2008 and year-end costs to the estimated quantities of oil and gas to be produced. Oil, gas and condensate prices are escalated only for fixed and determinable amounts under provisions in some contracts. Estimated future income taxes are computed using current statutory income tax rates where production occurs. The resulting future net cash flows are reduced to present value amounts by applying a 10% annual discount factor.
On the Quest for Energy
Endeavour International Corporation  1001 Fannin Street, Suite 1600, Houston, Texas 77002  713-307-8700  www.endeavourcorp.com

June 18, 2010

At December 31, 2009 and 2008, the prices used to determine the estimates of future cash inflows were $60.40 and $36.55 per barrel, respectively, for oil and $4.96 and $8.70 per Mcf, respectively, for gas. Estimated future cash inflows are reduced by estimated future development, production, abandonment and dismantlement costs based on year-end cost levels, assuming continuation of existing economic conditions, and by estimated future income tax expense. Income tax expense, both U.S. and foreign, is calculated by applying the existing statutory tax rates, including any known future changes, to the pretax net cash flows giving effect to any permanent differences and reduced by the applicable tax basis. The effect of tax credits is considered in determining the income tax expense.
Exhibit 32.2
22. We note that your officer’s Section 906 certification referenced “Form 10 ·Q,” rather than “Form 10 ·K.” Please amend your filing to include officers’ certifications for each of your officers that correctly identify the filing to which the corresponding certification pertains. Additionally, also include updated Section 302 certifications for each of your officers in such amendment.
Response:
We will amend the referenced Section 906 certification and include updated Section 302 and 906 certifications.
Exhibit 99.1
23. We note in your independent third-party engineers’ audit of your estimates of proved reserves, they concluded, in their opinion, that, “the estimates of Endeavour’s proved reserves and future revenue shown herein are, in the aggregate, reasonable.” The Society of Petroleum Engineers’ guidance specifies that “reasonable” agreement requires no aggregate difference larger than 10%. Please confirm to us that there was no aggregate difference that exceeded this threshold or, if there was, explain to us the underlying reasons for such difference and how you and your third-party engineers addressed it.
Response:
We hereby confirm that the aggregate difference between our estimates of proved reserves and our independent third-party engineers’ audit of our estimates of proved reserves did not exceed the 10% threshold.
On the Quest for Energy
Endeavour International Corporation  1001 Fannin Street, Suite 1600, Houston, Texas 77002  713-307-8700  www.endeavourcorp.com

June 18, 2010

Schedule 14A
Compensation Discussion and Analysis, page 26
24. We note that your Compensation Committee “ evaluated 2009 as a very successful year” and noted ”.a significant improvement in company performance.” Please provide the factors the compensation committee used in making this conclusion. In addition, please indicate the significant improvements made by the company in light of the company’s performance in 2009 compared to 2008.
Response:
In evaluating 2009, the Compensation Committee considered our performance in a variety of areas, including progress on development projects; exploration and appraisal drilling successes; business development achievements of expansion into the U.S. onshore activities and returns for our Norwegian asset sales; reduction and control of expenses; debt and preferred stock redemption; and others. Specifically, the Compensation Committee evaluated our performance in relation to the goals that it established at the beginning of the year which, if accomplished, would represent fulfillment of an important part of our long-term strategy. We will revise our Compensation Discussion and Analysis to include the following:
Our strategic business focus during 2009 consisted of the following objectives, taking into account the difficulties associated with the global economic downturn:
•	Maintain or reduce G&A and operating expenses;

•	Negotiate removal of the Series C Preferred Stock anti-dilution provisions;

•	Maintain or expand credit facilities;

•	Complete at least one acquisition and two business development activities to improve growth potential in core areas;

•	File Field Development Plans for U.K. development projects;

•	Optimize production;

•	Add reserves through exploration success; and

•	Improve shareholder returns and value.
In an effort to maintain flexibility for our Compensation Committee, we did not establish specific targets for any of these objectives, including the quantitative goals.
In evaluating our performance during 2009, we substantially met or exceeded these goals. Specifically:
•	We reduced our operating and G&A expenses by a combined $13 million from 2008 to 2009;

•	In November 2009, we amended the terms of the Series C Preferred Stock to, among other things, remove the anti-dilution provisions. These
On the Quest for Energy
Endeavour International Corporation  1001 Fannin Street, Suite 1600, Houston, Texas 77002  713-307-8700  www.endeavourcorp.com

June 18, 2010

amendments reduced dilution to common stockholders by approximately 80 million shares and reduced overall cost of this capital;

•	We executed two capital raises during the later part of 2009 culminating in early 2010;

•	During 2009, we completed the sale of our Norwegian assets and operations and purchased producing and exploration acreage in the U.S. This sale represented a significant return on invested capital for investors and resulted in a gain on sale of $47 million;

•	Field development plans for our development projects at Cygnus and Columbus were submitted;

•	Maintained production, after the sale of our Norwegian assets, at budgeted levels;

•	Significant appraisal drilling successes at Cygnus and Rochelle and our U.S. acquisitions added proved reserves to our reserve base; and

•	Endeavour’s stock price increased from $0.50 per share at December 31, 2008 to $1.08 per share at December 31, 2009.
The Compensation Committee considered the goals for 2009 to be more fully achieved than those that we set for previous years. The Compensation Committee took a long-term view of our performance in evaluating 2009, understanding that the objectives we met in 2009 should help set us up for growth and success in the future. We believe, and the Compensation Committee concurred, that this potential for long-term growth was more important in evaluating the success of 2009 than our period-specific financial results.
Base Salary, page 30
25. You disclose that the compensation committee uses the market data from your peer group to benchmark compensation of its named executive officers. Please provide the percentiles represented by actual compensation paid for 2009.
Response:
We use market data as a guide to broadly assess the reasonability of our compensation levels for our Named Executive Officers. Because we do not use the data for benchmarking, we do not have target percentiles of compensation to disclose.
To avoid any confusion on the part of investors, we will revise our Compensation Discussion & Analysis to clarify how we use the market data from our peer group as follows:
On the Quest for Energy
Endeavour International Corporation  1001 Fannin Street, Suite 1600, Houston, Texas 77002  713-307-8700  www.endeavourcorp.com

June 18, 2010

          Market Data
During 2009, the Compensation Committee retained Hewitt Associates as an independent compensation consultant to assist it with a market analysis and provide it with general consulting services. Hewitt provided the Compensation Committee with market data to assist with its determination of compensation. While we do not establish compensation based on benchmarking, we believe that reviewing the market data is useful for two reasons. First, our compensation practices must be competitive in order to attract and retain executives with the ability and experience necessary to provide leadership and to deliver strong performance to our stockholders. Second, the market data allows us to assess the reasonableness of our compensation practices. The Compensation Committee does not react to or structure our executive compensation program on market data alone, and it does not utilize any true “benchmarking” techniques when making compensation decisions. Moreover, the Compensation Committee retains full discretion to award compensation at the level it deems reasonable under the circumstances, but we typically intend to compensate our Named Executive Officers within a range of reasonableness around the middle of our peer group.
The market data reflected compensation provided at other similarly-sized companies within the exploration and production industry. As our operations are in the U.K. and the U.S., we recruit employees from both areas and our executive officers may spend significant time in both countries. We review market data from a group of U.K. companies and a group of U.S. companies that might be considered our peers to allow comparisons across the geographic areas. The following “peer group” companies were included:
Annual Bonus for 2009 Performance, page 31
26. Please provide further analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2009. For example, you state that the annual bonuses were based on “substantial achievement of [y]our objectives” and “corporate financial performance,” but also states that the approach “does not include specific objective measures.” Please provide sufficient quantitative and qualitative analysis of the factors the compensation committee considered in making specific compensation awards.
Response:
We will revise our Compensation Discussion and Analysis to include the following:
On the Quest for Energy
Endeavour International Corporation  1001 Fannin Street, Suite 1600, Houston, Texas 77002  713-307-8700  www.endeavourcorp.com

June 18, 2010

Elements of Executive Compensation
Our Compensation Committee reviews the base salary of our CEO and all other executive officers periodically to ensure that a competitive position is maintained. Changes made to executive salaries usually occur annually, but may be more or less frequent based on the situation. Generally, our CEO recommends to the Compensation Committee changes to salaries for executive officers other than himself. The Compensation Committee independently reviews the market data provided by Hewitt, our compensation consultant, considers the CEO’s recommendations and then makes its own independent determinations for our executives. In general, the Compensation Committee seeks to establish compensation of our executive officers that promotes the strategic objectives that are critical to our long-term success, aligns our executives with the interests of stockholders, is competitive with the market and maintains our ability to attract and retain highly qualified personnel.
The following describes the primary elements of our executive compensation program and the influence of our philosophy on those elements.
Base Salary
All of our employees are paid a base salary which represents a fixed sum of compensation due the individual in return for their service to us. In establishing base salaries for the executive officers, the Compensation Committee considers a number of factors including the executive’s job responsibilities, individual achievements and contributions, level of experience, personal compensation history, the base salaries typically paid for similar positions within the oil and gas industry and the geographic location of our offices.
Annual Bonus
Annual bonuses are used to focus our management on achieving key corporate objectives, positioning us for long-term growth, motivating certain desired individual behaviors and rewarding substantial achievement of our objectives and individual goals. Executive positions have an annual bonus target range that reflects their level of responsibility in the organization and industry practices. For 2009, the individual annual bonus targets remained unchanged at 60 percent of base salary for executive vice presidents and 100 percent of base salary for our chief executive officer. The Compensation Committee has set these levels to provide linkage between performance and compensation. In this way, compensation can be adjusted from year to year reflective of both Company and individual performance. The Compensation Committee has set the bonus target for the CEO higher than that of the other executive officers to reflect the Compensation Committee’s belief that the CEO should have a greater portion of compensation tied to the success of the Company. The Compensation Committee considers individual performance as well as corporate financial performance in determining the amount of an executive’s annual bonus with a maximum award of 200
On the Quest for Energy
Endeavour International Corporation  1001 Fannin Street, Suite 1600, Houston, Texas 77002  713-307-8700  www.endeavourcorp.com

June 18, 2010

percent of the target bonus. Our approach in administering the annual incentive program is non-formulaic and does not include specific objective measures. We believe this provides needed flexibility to address the unique aspects of our Company as an entity in an early growth cycle and motivate the executives to respond to the changing market and maximize long-term performance.
Stock-Based Incentive Compensation
We generally use a combination of restricted stock, stock options and other stock-based compensation to reward long-term performance, encourage the achievement of superior results over time, align executive and stockholder interests, and retain executive management. As we expand operations in the U.S. and work toward development of projects in the U.K., we base a significant portion of our executive compensation on stock-based compensation. The Compensation Committee believes this aligns the executive’s interest with shareholder value and return as we complete our expansion and growth strategies. In late 2008, the Compensation Committee altered the design for the long-term incentive portion of our compensation program. The Compensation Committee sought to simplify the program and manage shareholder dilution while maintaining the focus on stock price performance. The Compensation Committee approved the structure and amount of the awards after reviewing a proposal from management, considering market data prepared by Hewitt, considering individual performance, long-term potential, retention risk, difficulty of replacement, long-term impact of position and internal equity. In January 2009, the Compensation Committee granted the executives long-term incentive awards structured as set forth in the following table:

		Percentage of
		Total Award
Type of Award	Vesting Period	Value
Restricted Stock	Time based, one-third per year	32.5%

Stock Options	Time based, one-third per year with the exercise price set based on the closing price on the date of the grant.	12.5%

Cash Performance Target Award	Time based, one-third per year. Cash award made based on the average closing stock price for the last 20 trading days prior to the vesting date:
	• If average stock price is greater than or equal to $1.20 at the end of each period, 200% of target is paid.
	• If average stock price is between $0.60 and $1.19 at the end of each period, between 100% and 200% of target is paid.
	• If average stock price is between $0.30 and $0.60 at the end of each period, between 50% and 100% of the target is paid
	• If the average stock price is less than $0.30 at the end of each period, no award is earned.	55%
On the Quest for Energy
Endeavour International Corporation  1001 Fannin Street, Suite 1600, Houston, Texas 77002  713-307-8700  www.endeavourcorp.com

June 18, 2010

The 2009 program continues a balanced approach to long-term incentives which aligns executives with stockholders, provides incentives tied to performance, and serves as a retention vehicle.
The structure of our long-term incentive awards reflects the Compensation Committee’s view that the purpose of the executive’s equity compensation should strengthen alignment with stockholders, provide incentives tied to our performance and serve as a retention vehicle. The Compensation Committee determined that the proper recognition of executive performance in light of the current stock prices should be heavily weighted on long-term incentives which serve to reward executives while aligning their interests with the stockholders.
To determine the size to grant, the Compensation Committee considers corporate financial and stock price performance but does not employ a specific formula. In addition, the Compensation Committee considers individual performance and the value of previous stock grants when determining the grant sizes for executive officers. The Compensation Committee considers recommendations from our CEO when making decisions regarding the granting of equity compensation to executive officers. Such guidance is based on his assessment of annual contributions and overall value to us and the achievement of our objectives. As with the CEO’s recommendations on base salary and bonus, the Committee considers his recommendations and then exercises independent judgment to make the final determinations of the individual awards to the Named Executive Officers.
We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates. Generally, we grant equity compensation annually at the beginning of the year and upon initial employment with us. At its December meeting, the Compensation Committee approves equity compensation grants to be issued generally on the first business day of the next year. Grants for newly hired employees, or promoted employees, are approved by the Compensation Committee for executive officers and by the CEO for all other employees. Stock option exercise prices are set at the closing price on the date of grant or higher. The Compensation Committee encourages executives to maintain ownership of our stock and/or to hold unexercised options after vesting. See “Stock Ownership Guidelines” for specific ownership guidelines for our named executive officers, directors and other employees.
2009 Compensation Assessment
Base Salary
Based on the Compensation Committee’s review of the above discussed factors and independent judgments, there were no changes made to the salaries of our named executive officers in 2009 except for Mr. Williams and Mr. Kirksey. There has been no
On the Quest for Energy
Endeavour International Corporation  1001 Fannin Street, Suite 1600, Houston, Texas 77002  713-307-8700  www.endeavourcorp.com

June 18, 2010

change in the CEO’s base salary since he was elected to the role in September 2006. Mr. Williams was provided an increase of $25,000 (6.25%) in January 2009 to reward the significant success our North Sea exploration achieved in 2008. Mr. Kirksey was provided an increase of $50,000 (14.3%) to his base salary effective January 2009 to bring his compensation in line with the other Executive Vice Presidents and to reward his continued outstanding performance in ensuring adequate capital for the Company to execute its business strategy.
Annual Bonus
In 2009, bonus amounts were recommended to the Compensation Committee by our CEO for the senior and executive vice presidents based upon his overall assessment of the Company’s 2009 performance and individual performance. The CEO recommended and the Committee approved bonuses at 78 to 120 percent of target for the other executive officers based on the material factors described below. The Compensation Committee considered the recommendations along with the market data provided by Hewitt, and then exercised independent judgment to set the bonuses. In general, bonuses in 2009 reflect the Compensation Committee’s recognition of a significant improvement in company performance from 2008.

	Percent of
Officer	Target Earned	Material Factors
William L. Transier	150%	Assessed based on the overall performance of the Company in relation to the 2009 goals that were achieved and significant involvement in the negotiation and ultimate sale of Norway, renegotiation and redemption of Series C Convertible Preferred Stock and initiation of U.S, portfolio. All three represented significant strategic steps for the Company.

Carl D. Grenz	85%	Continued efforts to bring North Sea developments on line.

J. Michael Kirksey	100%	Played a key role in simplifying capital structure and maintaining capital flexibility for our operating activities.

Bruce H. Stover	120%	Played a key role in expanding our operations into the US.

John G. Williams	78%	Played a key role in the sale of Norway and appraisal drilling successes in 2009.
These bonuses for 2009 performance were paid in 2010.
Stock-Based Incentive Compensation
In early 2009, the Company based its decisions on company and individual performance in 2008. The grants to each individual were as follows:
On the Quest for Energy
Endeavour International Corporation  1001 Fannin Street, Suite 1600, Houston, Texas 77002  713-307-8700  www.endeavourcorp.com

June 18, 2010

			Cash
	Restricted	Stock	Performance
Officer	Shares	Options	Award	Comments

William L. Transier	375,000	340,909	$825,000	The Committee desired to provide a significant performance tie to longer-term performance

Carl D. Grenz	50,000	45,455	$110,000	Reduced award due to recently receiving sign-on award for late 2008 hire

J. Michael Kirksey	175,000	159,091	$385,000	Generally reflective of his position in our industry

Bruce H. Stover	150,000	136,364	$330,000	Generally reflective of his position in our industry

John G. Williams	200,000	181,818	$440,000	Generally reflective of his position in our industry
In connection with responding to the Staff’s comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We propose to file an Amended 2009 Form 10-K that includes Part III, Item 11, Executive Compensation once you have had a chance to review this letter and we have resolved your comments to your satisfaction. We would be happy to supply via e-mail or fax a marked copy of the proposed Amended 2009 Form 10-K to assist in your review in the interim. If you would like a copy of the proposed Amended 2009 Form 10-K or have any questions, please contact the undersigned at (713) 307-8700.

Sincerely,
/s/ Robert L. Thompson
Robert L. Thompson
Senior Vice President, Chief Accounting Officer

Cc:	S. Griffith Aldrich, Vinson & Elkins L.L.P. Allen Kekish, KPMG LLP
On the Quest for Energy
Endeavour International Corporation  1001 Fannin Street, Suite 1600, Houston, Texas 77002  713-307-8700  www.endeavourcorp.com